CORRESPONDENCE FILED ON EDGAR

August 20, 2008

James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Nutra Pharma Corp
Form 10-KSB for the year ended December 31, 2007
File No. 000-32141

Dear Mr. Rosenberg:

Reference is made to your July 21, 2008 correspondence regarding management’s report on its assessment of internal control over financial reporting. We respectfully request an extension to September 2, 2008 to respond to and comply with the matters addressed in your correspondence.

Thank you.

Sincerely yours,

/s/ Rik J. Deitsch
Rik J. Deitsch
Chief Executive Officer/Principal Financial
Officer
Nutra Pharma Corp.